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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER, 2003

                        COMMISSION FILE NUMBER 333-105024

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                                  CASCADES INC.

                            404 MARIE-VICTORIN BLVD.

                              KINGSEY FALLS, QUEBEC

                                 CANADA J0A 1B0

              (Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   /X/                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    / /              No   /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________________.


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         This Report of Foreign Private Issuer on Form 6-K is being furnished with the Securities and Exchange Commission by Cascades Inc. (the "Company") for the purpose of providing the information filed by the Company on System for Electronic Document Analysis and Retrieval ("SEDAR") on November 20, 2003, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 hereto and incorporated herein by reference.

 EXHIBIT NUMBER        DOCUMENT
 --------------        --------

      99.1 Quarterly Report for the nine-month period ended September 30, 2003, filed by the Company on SEDAR on November 20, 2003

      99.2 Management Discussion and Analysis for the nine-month period ended September 30, 2003, filed by the Company on SEDAR on November 20, 2003




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CASCADES INC.

                                            By:   /s/ ANDRE BELZILE
                                                  --------------------
                                            Name:   Andre Belzile
                                            Title:  Vice President and Chief
                                                    Financial Officer

Date:  November 23, 2003


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                                    EXHIBIT INDEX

   EXHIBIT NUMBER      DOCUMENT
   --------------      --------

        99.1 Quarterly Report for the nine-month period ended September 30, 2003, filed by the Company on SEDAR on November 20, 2003

        99.2 Management Discussion and Analysis for the nine-month period ended September 30, 2003, filed by the Company on SEDAR on November 20, 2003